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                                                                    EXHIBIT 99.4

                                 GIFT INSTRUMENT
                               CHARITABLE GIFT TO
                  NAUGATUCK VALLEY SAVINGS AND LOAN FOUNDATION


      Naugatuck Valley Financial Corporation (the "Company"), desires to make a gift of its common stock to Naugatuck Valley Savings and Loan Foundation (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between the Company and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation _________ shares of its common stock subject to the following conditions:



      1. The Foundation's primary purpose is to serve and make grants in the Company's local community in accordance with the provisions of the Foundation's Certificate of Incorporation; and



      2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of common stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of common stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the common stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status.



      3. As long as the Foundation controls shares of Company common stock, it must vote those shares in the same ratio as all other shares voted on each proposal considered by the stockholders of the Company.



      4.    For at least five years after the organization of the Foundation:
(i) one seat on the Foundations's board of directors shall be reserved for an independent director from the Company's local community. This director may not be an officer, director or employee of the Company or Naugatuck Valley Savings and Loan (the "Bank") or an officer, director or employee of the Company's or the Bank's affiliates and should have experience with local community charitable organizations and grant making, and (ii) one seat on the Foundation's board of directors shall be reserved for a director from the board of directors of the Company or the Bank or the board of directors of an acquiror or resulting institution in the event of a merger or acquisition of the Company or the Bank.


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      5.    The Foundation shall comply with the following regulatory
requirements imposed by the Office of Thrift Supervision ("OTS"):

      (a)   the OTS may examine the Foundation at the Foundation's expense;

      (b) the Foundation must comply with all supervisory directives that the OTS imposes;


      (c) the Foundation must annually provide a copy of the annual report that is submitted to the Internal Revenue Service;



      (d) the Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy; and


      (e) the Foundation may not engage in self-dealing, and must comply with all laws necessary to maintain its tax exempt status under the Internal Revenue Code.

Dated:
      ----------------, 2004                  NAUGATUCK VALLEY FINANCIAL
                                              CORPORATION

                                              By:
                                                 ---------------------------

Agreed and Accepted

Naugatuck Valley Savings and Loan Foundation

By:
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